

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2025

W. Marc Hertz
President and Chief Executive Officer
GRI Bio, Inc.
2223 Avenida de la Playa, #208
La Jolla, CA 92037

> **Re: GRI Bio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 14, 2025**
> **CIK No. 0001824293**

Dear W. Marc Hertz:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Jason Miller, Esq.